Exhibit 99.2

Cust2Mate Ltd., A2Z Smart Technologies Subsidiary, Appoints Guy Mordoch as CEO

Wednesday, March 22, 2023 6:00 AM

TEL AVIV, ISRAEL / ACCESSWIRE / March 22, 2023 / A2Z Smart Technologies Corp. (“A2Z”) (“Company”), (NASDAQ:AZ)(TSXV:AZ), creator of innovative tech solutions for complex tasks, today announced that Guy Mordoch has been appointed Chief Executive Officer of A2Z’s subsidiary, Cust2Mate Ltd. Mr. Mordoch will start his position in the beginning of April and will succeed Rafael Yam who helped Cust2Mate move from a technology company into a retail grocery solutions business. The Company thanks Mr. Yam for his contribution and wishes him every success in his future endeavors.

Prior to joining Cust2Mate, Mr. Mordoch served as Global Chief Operating Officer (COO) at Au10tix where he drove the sales, marketing, customer success, business strategy delivery, and operations.

Before that he was Senior Vice President & Head of EMEA for BearingPoint//Beyond, a leading SaaS-based BSS and Digital Platform Business (DBP) solution provider. He also held a broad range of senior roles including Regional Vice President for APAC at Amdocs, Senior Vice President at Comverse, and Procurement and Logistics manager at Intel.

Mr. Mordoch has considerable experience in the fields of SaaS, revenue generation, sales, marketing, customer success, operations, and successful delivery of projects and deployments globally. He has managed hundreds of employees globally and has a proven track record in growing companies.

“As an accomplished technology executive with over 20 years experience in leading sales and operations groups in various muli-national businesses, Guy is perfectly suited to take the lead of Cust2Mate. His extensive experience in SaaS, revenue and sales growth, customer successes and past proven global deployments is exactly what Cust2Mate needs to continue to move the business forward in this growing space,” stated Gadi Graus, President of A2Z.

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

SOURCE: A2Z Smart Technologies Corp.